UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LianDi Clean Technology Inc. (f/k/a Remediation Services, Inc.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75954P102

(CUSIP Number)

Shinagawa Seaside, East Tower 4-12-8, Higashi-Shinagawa
Shinagawa-Ku
Tokyo, Japan
852-2526-2191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 75954P102	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SJ Asia Pacific Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,275,118
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,275,118
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,275,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (1)
14	TYPE OF REPORTING PERSON* CO

(1)  Based on 29,358,772 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.

CUSIP No. 75954P102	13D	Page 3of 8 Pages

1	NAME OF REPORTING PERSON Hirofumi Kotoi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,275,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,275,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,275,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (1)
14	TYPE OF REPORTING PERSON* IN

(1)  Based on 29,358,772 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.

CUSIP No. 75954P102	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Jian Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,275,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,275,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,275,118
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (1)
14	TYPE OF REPORTING PERSON* IN

(1)  Based on 29,358,772 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.

CUSIP No. 75954P102	13D	Page 5 of 8 Pages

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of LianDi Clean Technology Inc. (f/k/a Remediation Services, Inc.), a Nevada corporation (the “Company”).  The address of the Company's principal executive office is 4th Floor Tower B. Wanliuxingui Building, No. 28 Wanquanzhuang Road, Haidian District, Beijing, 100089 China.

Item 2.	Identity and Background.

(a)      This Schedule 13D is filed by SJ Asia Pacific Ltd. (“SJ Asia”), Mr. Hirofumi Kotoi (“Mr. Kotoi”) and Mr. Jian Li (“Mr. Li”) (collectively the “Reporting Persons”).

(b)      The business address and principal office of the Reporting Persons is Shinagawa Seaside, East Tower 4-12-8, Higashi-Shinagawa, Shinagawa-Ku, Tokyo, Japan.

(c)       SJ Asia is a stockholder of the Company.  SJ Asia is a wholly-owned subsidiary of SJI Inc., a Jasdaq listed company organized under the law of Japan.  The core business of SJI Inc. consists of information services, revolving primarily around systems development. SJ Asia is a holding company and not engaged in any business.  Mr. Kotoi is a director of the Company and is also a director of SJ Asia.  Mr. Li is a director of SJ Asia.

(d)      During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)      During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f)       SJ Asia is a company incorporated under the laws of the British Virgin Islands.  Each of Mr. Kotoi and Mr. Li is a citizen of Japan.

Item 3.	Source and Amount of Funds and Other Consideration.

On February 26, 2010, the Company entered into a Share Exchange Agreement (the “Exchange Agreement”) with (i) China LianDi Clean Technology Engineering Ltd. (“China LianDi”) and China LianDi’s shareholders, including SJ Asia, who together with certain other shareholders of China LianDi, owned shares constituting 100% of the issued and outstanding ordinary shares of China LianDi (the “China LianDi Shares”), and (ii) Reed Buley, the Company’s former principal stockholder. Pursuant to the terms of the Exchange Agreement, the China LianDi shareholders transferred to the Company all of the China LianDi Shares in exchange for the issuance of 27,354,480 shares of Common Stock (such transaction, the “Share Exchange”).  As a result of the Share Exchange, China LianDi became a wholly-owned subsidiary of the Company.  The Reporting Persons acquired their shares of Common Stock in exchange for the China LianDi Shares pursuant to the Share Exchange.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010 and is incorporated herein by reference.

CUSIP No. 75954P102	13D	Page 6 of 8 Pages

Item 4.	Purpose of Transaction.

The purpose of the Share Exchange was for the Company to obtain 100% ownership of China LianDi, which through its subsidiaries, has business operations in China, and for the China LianDi shareholders, inclusive of the Reporting Persons, to obtain an 85.7% controlling interest in the Company.

As of the date of this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation , involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)       The Reporting Persons beneficially own an aggregate of 6,275,118 shares of Common Stock, representing approximately 21.4% of the total issued and outstanding shares of Common Stock.  Although Mr. Kotoi and Mr. Li directly own none of the Common Stock, they may be deemed to be the beneficial owners of the shares of Common Stock held by SJ Asia pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(b)      Mr. Kotoi and Mr. Li have shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of 6,275,118 shares of Common Stock held by SJ Asia.

(c)       Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)      No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

CUSIP No. 75954P102	13D	Page 7 of 8 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.:	Title:

2.1	Share Exchange Agreement dated February 26, 2010 (1)

99.1	Joint filing agreement

_________________

(1) Incorporated by reference to the corresponding exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2010.

CUSIP No. 75954P102	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 14, 2010

SJ ASIA PACIFIC LTD.

By:	/s/ Hirofumi Kotoi
Name:	Hirofumi Kotoi
Title:	Director

By:	/s/ Hirofumi Kotoi
Name:	Hirofumi Kotoi

By:	/s/ Jian Li
Name:	Jian Li